

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd.
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000
People's Republic of China

   Re: Qilian International Holding Group Ltd.
     Amendment No. 2 to Form 20-F for Fiscal Year Ended
     September 30, 2021
     File No. 001-39805

Dear Zhanchang Xin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: George Du, Esq.